Mail Stop 4-6
      March 24, 2005

VIA FACSIMILE (303) 347-8763 AND U.S. MAIL

James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

	RE:	1st Net Technologies, Inc.
		Preliminary Schedule 14A
		Filed August 27, 2004, January 7, 2005 and January 14,
2005
		Definitive Schedule 14A
		Filed January 19, 2005
		Revised Definitive Schedule 14A
		Filed February 25, 2005
		File No. 0-27145

Dear Mr. Watson:

      We conducted a targeted accounting review of the Exchange Act reports incorporated into your amended proxy statement and we have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Schedule 14A

1st Net Technologies Financial Statements

Pro Forma Financial Statements

1. Explain why the pro forma balance sheet as of September 30,
2004
does not include any adjustments that reflect the combination of these companies. In this regard, pro forma financial information should include a summary discussing the nature to the acquisition and the accounting implications. The statements should show the adjustments in a separate column showing the reverse acquisition and the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Regulation S-X, Article 3-01. See Regulation S-X, Article 11-02 (b) (4) and (6). Furthermore, all adjustments should be referenced to notes which clearly explain the assumptions involved.

2. Explain why the pro forma condensed income statement is not presented using 1st Net Technologies` most recent fiscal year end. Furthermore, explain why the pro forma condensed income statement presented is combining 1st Net Technologies, Inc. three months ended
September 30, 2004 results with VOS Systems, Inc. twelve months ended
September 30, 2004 results.  See Regulation S-X, Article 11-02 (c)
(2) (i) and 11-02 (c) (3). Additionally, explain why the pro forma condensed income statement does not include any adjustments when arriving at the pro forma results. See Regulation S-X, Article 11-02
(b) (6). Ensure that the periods included in each pro forma statement are accurately labeled and identified.

Form 10-KSB for the year ended December 31, 2003

Auditor`s Opinion, Page F-2

3. Explain why the heading in the auditor`s opinion is not titled "Report of Independent Registered Public Accounting Firm." Refer to the appendix to the Public Company Accounting Oversight Board (PCAOB)
Auditing Standard #1 for an illustrative example. Furthermore, explain why the audit opinion does not reference the Public Company
Accounting Oversight Board.  Refer to the PCAOB Auditing Standard
#1,
Section A.

Lease Obligations, Page F-10

4. Explain how you consider your disclosure controls and procedures effective (your page 9) despite the fact that a lease obligation disclosed in your financial results was in reality the obligation of an affiliate. Indicate why the reversal of the lease obligation represents a gain instead of a correction of an accounting error since the lease never represented an obligation of the company. See paragraph 13 of APB 20. Cite the accounting literature that supports your accounting. Additionally, explain how the lack of a contract with a landlord since 2001 releases you from your lease obligation.
In this regard, what factors were considered to arrive at the conclusion that the probability of collection actions on the office lease is remote?

Extinguished Liabilities, Page F-12

5. Explain to us your payroll tax accrual process. In this regard, since you have operated as a public shell since August 2001, what considerations did you take into account when arriving at the payroll tax accrual? Furthermore, we note that you recorded an accrual for terminating operations for $350,000 in December 2000. Tell us how you estimated the accrual and cite the accounting literature that supports your accounting. See EITF 94-3. Tell us how much of the $191,332 of liabilities incurred during 2001 through 2003 relates to each year and indicate the nature of the liabilities incurred. Indicate why the reversal of the remaining accrual does not represent a correction of an accounting error.

Form 12b-25 filed on March 24, 2004

6. Please clarify the statement that your "accountant`s (sic) cannot complete the financial statements to be included in [your] Annual Report on Form 10-KSB for the year ended December 31, 2003." Explain why your Independent Registered Public Accounting Firm affects your ability to file your Form 10-KSB timely.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      No further review of these Exchange Act reports has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jason Niethamer, Staff Accountant, at (202) 842-5675 or Stephen Krikorian, Branch Chief - Accounting, at (202) 942-2959 if you have questions regarding comments on the financial statements and related matters. Direct all other questions to Robert
Bell, Staff Attorney, at (202) 942-1953. If you need further assistance, you may contact me at (202) 942-1818. For additional assistance, you may also contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
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Mr. James H. Watson, Jr.
1st Net Technologies, Inc.
Schedule 14A; File No. 0-27145
March 24, 2005
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